UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D
Under the Securities Exchange Act of 1934

TS&W/ Claymore Tax-Advanatge Balanced Fund (TYW)

(Name of Issuer)

Auction Market Preferred Shares

(Title of Class of Securities)

87280R207
87280R306

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 87280R207; 87280R306

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  18

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  18

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

18

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

0.43%*
*Item 13, above, is calculated based on the aggregate amount of 4,200 outstanding auction rate preferred shares indicated by the Issuer's N-CSR filing, filed with the U.S. Securities and Exchange Commission on September 1, 2010, dated as of June 30, 2010.

14. Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer.

Claymore Securities
2455 Corporate West Drive
Lisle, Illinios 60532

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 18 shares of TYW Auction Market Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 0.43% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the TYW Auction Market Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since July 24, 2008.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 18 shares or 0.43% of the outstanding shares. None of the principals of KIM presently own shares of TYW Auction Market Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 2/4/2011 (1)* $23,750

*- sale due to account liquidation
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the TYW securities.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased TYW Auction Market Preferred Shares for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM sent a proposal letter to the Fund on February 9, 2011. A copy of the letter is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   February 10, 2010

EXHIBIT 1
Proposal Letter to the Fund
Transmitted February 9, 2011

Mark E. Mathiasen, Secretary            February 9, 2011
TS&W/Claymore Tax-Advantaged Balanced Fund
c/o Claymore Advisors, LLC
2455 Corporate West Drive
Lisle, Illinois 60532

Re: TS&W/Claymore Tax-Advantaged Balanced Fund ("TYW" or the "Fund") cusip no. 87280R207

Mr. Mathiasen:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of one share of preferred stock of TS&W Claymore Tax- Advantage Balanced Fund ("TYW" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed 14a-8 shareholder proposal (the "Proposal") for consideration at the Fund's 2011 Annual Meeting anticipated to be held in July 2011 (as well as any postponement or adjournment thereof) (the "Meeting"). As the attached indicates, our proposal requests that the Board of Trustees of TYW take all steps necessary to cause TYW to redeem all outstanding auction market preferred shares at par and utilize debt financing, Mandatory Redeemable Preferred Securities (MRPS), Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

Also attached is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced one preferred share, confirming ownership of the TYW securities by Karpus. Karpus intends to hold the shares referenced in the enclosed attachments at least through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely, Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, that the Board of Trustees of TS&W/ Claymore Tax-Advantage Balanced Fund ("TYW" or the "Fund") take all steps necessary to cause TYW to redeem all outstanding auction market preferred shares (AMPS) at par and to utilize debt financing, Mandatory Redeemable Preferred Securities (MRPS), Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

SUPPORTING STATEMENT

When TYW holds its 2011 Annual Shareholder meeting, it will have been more than three years since the last auction for TYW's auction market preferred shares took place. AMPS holders' investments remain frozen, with no liquidity at par value. We feel that it is time for the Fund to emulate the actions of the many responsible closed end funds which have redeemed and refinanced their frozen preferred shares, and act in a proactive fashion by redeeming all remaining outstanding AMPS at par and replacing the leverage provided by the AMPS with debt financing, MRPS, MTPS, VRDPS and/or TOBs as alternate sources of leverage.

 If the Fund takes steps to complete the redemption of all outstanding AMPS, this will benefit existing AMPS shareholders by providing liquidity at par and also benefit common shareholders by taking advantage of the current historically low interest rates available through alternative financing vehicles, while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

Shareholders deserve a definitive plan from their Fund and Trustees. To our knowledge, no additional AMPS shares have been redeemed other than when the Fund was forced to redeem shares to comply with the 1940 Act asset coverage requirements in 2009. THIS IS NOT ACCEPTABLE.

 AMPS holders must be able to receive the intrinsic value of their shares and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.

Karpus strongly urges your support for this proposal. Thank you.